UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Corporate Office Properties Trust
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                                (Name of Issuer)

         Common Shares of Beneficial Interest (par value $.01 per share)
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                         (Title of Class of Securities)

                                   22002T 10 8
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                                 (CUSIP Number)

                               Gerald S. Tanenbaum
                             Cahill Gordon & Reindel
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3224
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 16, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages


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                                  SCHEDULE 13D
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                              CUSIP No. 22002T 10 8

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1     Name of reporting persons  Jay H. Shidler
      I.R.S. Identification Nos. of above persons
      (entities only)

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2    Check the approximate box if a member of a
     group (See instructions)                                      (a) / /
                                                                   (b) / /

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3    SEC use only
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4    Source of funds (See instructions)
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5    Check if disclosure of legal proceedings is required pursuant
     to Items 2(d) or 2(e)                                            / /
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6    Citizenship or place of organization

     U.S.A.
-------------------------------------- -----------------------------------------

                                       7    Sole voting power

              Number of                     300,000
                                       ----------------------------------------
               shares                  8    Shared voting power
            beneficially
              owned by
                each
                                       ----------------------------------------
              reporting                9    Sole dispositive
             person with                    power

                                            300,000
                                       ----------------------------------------
                                       10   Shared dispositive power
-------------------------------------- ----------------------------------------

11   Aggregate amount beneficially owned by
     each reporting person

     300,000
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12   Check if the aggregate amount in
     Row (11) excludes certain shares (See instructions)               / /
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13   Percent of class represented by amount in Row (11)

     13.2%
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14   Type of reporting person (See instructions)

     IN
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                                Page 2 of 6 Pages


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                                      -3-


Item 1   Security and Issuer

Title:   Common Shares of Beneficial Interest, par value $.01 per share.

Issuer:  Corporate Office Properties Trust ("COPT")
         One Logan Square, Suite 1105
         Philadelphia, PA  19103

     On March 16, 1998, Corporate Office Properties Trust, Inc. (formerly known as Royale Investment, Inc. ("Royale")) was reformed as a Maryland real estate investment trust through two consecutive mergers, (a) of Corporate Office Properties Trust, Inc. (the "Company") into COPT, Inc., a newly formed, wholly owned subsidiary corporation and (b) COPT, Inc., into COPT a newly formed, wholly owned subsidiary Maryland real estate investment trust, and the conversion of each outstanding share of common stock of the Company into one common share of beneficial interest of COPT (the "Reformation"). The Reformation was effected pursuant to a vote of the Company's shareholders at a special meeting of shareholders (the "Special Meeting") called for that purpose.

     In connection with the Reformation, the Board of Trustees was classified into three classes and a new Declaration of Trust and new Bylaws were adopted as more fully described in the Proxy Statement/Prospectus dated February 11, 1998 of the Company used in connection with the Special Meeting ("Proxy Statement/Prospectus"). Mr. Shidler's and Clay W. Hamlin's terms as Trustees now each expire in 2001.

     In addition to the Reformation, at the Special Meeting the shareholders of the Company also approved the adoption of the 1998 Long Term Incentive Plan (the "Plan"). The Company believed that a long-term, equity-based incentive plan was important to the retention of its senior management team, and also aligned the economic interests of its senior management team with the economic interests of its shareholders. A copy of the Plan was attached as Appendix D to the Proxy Statement/Prospectus.

     The Reformation was proposed and supported by Mr. Shidler, among other reasons, in order to change COPT's domicile to that of a state which is recognized by real estate investment trust ("REIT") analysts and investors as a domicile of choice for REITs and to achieve greater organizational and investment flexibility. The Reformation was also proposed and supported by Mr. Shidler so as to provide COPT with the


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                                      -4-


structure he believed it needed to execute on its growth plans and, thereby benefit all shareholders by enhancing the long-term value of their investment in COPT shares. The Plan was proposed and supported by Mr. Shidler for the reasons explained above.

Item 4   Purpose of Transaction

     The Shidler Shares were acquired for the purpose of exercising substantial influence with respect to the affairs of COPT (formerly Royale) and for the purpose of exchanging general and limited partnership interests in special purpose partnerships for the securities of an issuer then listed on the Nasdaq Small Cap Market tier of Nasdaq Stock Market.

Item 2   Items to be Filed as Exhibits

     (a) Agreement and Plan of Merger dated as of January 31, 1998 among Corporate Office Properties Trust, Inc., COPT, Inc. and Corporate Office Properties Trust.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 27, 1998                              /s/ Jay H. Shidler
-----------------------------              --------------------------------
      Date                                           Signature


                                                    Jay H. Shidler
                                           --------------------------------
                                                      Name/Title

                                  EXHIBIT INDEX


EXHIBIT
  NO.                 DESCRIPTION

     1 Agreement and Plan of Merger dated as of January 31, 1998 among Corporate Office Properties Trust, Inc., COPT, Inc. and Corporate Office Properties Trust.